

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2010

<u>via U.S. mail and facsimile</u>

Mr. Robert L. Knapp, Principal Executive Officer and Principal Financial Officer
Amerelite Solutions, Inc.
3122 W. Clarendon Ave.
Phoenix, AZ 85017

>   **RE: Amerelite Solutions, Inc.**
>   **Form 8-K Item 4.01**
>   **Filed February 22, 2010**
>   **Form 8-K/A Item 4.01**
>   **Filed March 26, 2010**
>   **File No. 0-52846**

Dear Mr. Knapp:

    We have completed our review of your filing and amendment and have no further comments at this time.

                                        Sincerely,

                                        Jenn Do
                                        Staff Accountant